UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 8.01. **OTHER EVENTS.**

a.) Impairment of Mortgage Servicing Rights

   In connection with the preparation of interim financial statements of Irwin Financial Corporation (the "Company") to be included in the Company's Form 10-Q for the quarter ended June 30, 2005, the Company expects to record a non-cash impairment charge relating to certain assets of its mortgage servicing business.

   A copy of a press release issued by the Company on July 6, 2005 describing the impairment is attached as Exhibit 99 to this report on Form 8-K.

b.) Restructuring of Minority Interests in Subsidiaries

   As part of Irwin Financial Corporation's incentive compensation programs, we have provided certain key managers in our lines of business with minority interests in the subsidiaries they manage in order to align interests between senior managers and Irwin shareholders. Joseph LaLeggia, who heads our commercial finance line of business, has owned a 5% minority interest (net of our preferred interest) in Irwin Commercial Finance Corporation, the parent company of our commercial finance line of business. Prior to June 30, 2005, three other managers and a former manager of the U.S. subsidiaries of Irwin Commercial Finance each owned minority interests of 5% or less (net of our preferred interest) in those subsidiaries.

   The Board decided to restructure the incentive compensation programs for key managers. The change involves eliminating or phasing out minority interests, where they exist, at our lines of business, including the commercial finance line of business. As a first step in restructuring the commercial finance line of business, on June 30, 2005, Irwin Commercial Finance repurchased the 5% minority interest held by Mr. LaLeggia in Irwin Commercial Finance for approximately $969,000 plus interest, and purchased the 5% minority interest held by the head of Irwin Franchise Capital Corporation, the franchise subsidiary of Irwin Commercial Finance, for approximately $934,000 plus interest. These values were based on the most recent appraisals of the "fair market value" of the common equity of these companies. In connection with these transactions, the shareholder agreements of Irwin Commercial Finance Corporation and Irwin Franchise Capital Corporation were terminated. Minority interests in the U.S. leasing subsidiary (Irwin Business Finance Corporation) have also been eliminated as part of the restructuring.

   Mr. LaLeggia and four other managers continue to own an indirect minority interest of approximately 22% of the common stock of Irwin Commercial Finance Canada Corporation (formerly Onset Capital Corporation), our Canadian leasing subsidiary, which interest they held when we acquired this company in 2000. Management is currently considering the development of other incentive compensation and the phase-out of these minority interests in the Canadian subsidiary.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	**Description**
99	Press Release of Irwin Financial Corporation issued July 6, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: July 7, 2005   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917
Greg Ehlinger, CFO   812.379.7603

IRWIN FINANCIAL CORPORATION PROVIDES SECOND QUARTER GUIDANCE ON IMPAIRMENT OF MORTGAGE SERVICING RIGHTS

COLUMBUS, IN, July 6, 2005 - Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, small business and home equity lending, today announced that it expects net impairment of its first mortgage servicing asset (MSR) of approximately $27 million pre-tax during the second quarter. In addition, the company sold approximately $3.2 billion of MSRs in the second quarter for a pre-tax gain on sale of approximately $7 million. These are estimates, made prior to final compilation of financial results for impairment, servicing sale proceeds, or other components of income. With the exception of first mortgage origination profitability, management believes the company's other operations, including commercial and home equity portfolio loan growth and overall credit quality, met its expectations during the quarter.

Portfolio loan growth was particularly strong in the home equity segment. This is expected to have the effect of suppressing current period net income as origination costs and provision expenses are recognized, but should positively affect subsequent quarters due to spread income. Reflecting the declining interest rate environment, first mortgage origination volumes have met expectations, although profitability remains below long-term targets. The Corporation's capital remains strong. Full financial results are expected to be released on or about July 29.

The net impairment of the MSR principally reflected three factors.

1. The company began the second quarter with the aggregate lower-of-cost-or-market GAAP cap on the value of the MSR modestly below economic value. The proximity of the LOCOM cap makes hedging MSRs to protect GAAP value inherently more difficult and expensive.
2. Indicative 10-year interest rates declined approximately 60 basis points during the full quarter, with approximately 40 basis points of that decline occurring in a 17-day period. The rate drop resulted in below-average hedge effectiveness and significant hedge premium costs.
3. The continuation of a flat yield curve in the bond market hampered option-based hedge structuring.

The estimated second quarter MSR impairment of $27 million compares with net impairment of $14 million and $15 million in the fourth quarter of 2004 and the first quarter of 2005, respectively.

To reduce the risk of further impairment in subsequent quarters, the Company continued its MSR risk reduction steps by selling additional servicing in the quarter. Approximately $3.2 billion of MSRs were sold in bulk trades and will result in a net pre-tax gain on sale of approximately $7 million during the second quarter. In addition, another $1.6 billion of servicing was sold on a flow basis during the second quarter for consideration similar to the company's capitalization rate had it retained the servicing. After these sales, the first mortgage servicing portfolio will be approximately $20 billion as of June 30, 2005, down 30 percent compared to a portfolio of $29 billion a year earlier.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business - Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation and Irwin Commercial Finance - provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions are intended to identify forward-looking statements, which may include, among other things:

- Statements and assumptions relating to projected growth in our earnings, projected loan originations, portfolio sales and the relative performance of our lines of business;
- Statements and assumptions relating to projected trends or potential changes in our asset quality, loan delinquencies, charge-offs, reserves and asset valuations, including valuations of our servicing portfolio; and
- Any other statements that are not historical facts.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the success of our interest rate risk management strategies; staffing fluctuations in response to product

demand; the relative profitability of our lending operations; the valuation and management of our servicing and derivatives portfolios, including assumptions we embed in the valuation and short-term swings in the valuation of such portfolios, both of which can be influenced by movements in secondary market interest rates; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and may affect loan demand; unanticipated deterioration in the credit quality of our loan assets; unanticipated deterioration in or changes in estimates of the carrying value of our other assets; difficulties in delivering loans to the secondary market or selling servicing rights as planned; difficulties in expanding our business and obtaining funding as needed; competition from other financial service providers for experienced managers as well as for customers; changes in variable compensation plans related to the performance and valuation of lines of business where we have compensation systems tied to line-of-business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in tax laws or regulations, changes in the interpretation of regulatory capital rules, changes in consumer or commercial lending rules or rules affecting corporate governance, and the availability of resources to address these rules; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments; or governmental changes in monetary or fiscal policies.

We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent periodic reports we file with the Securities and Exchange Commission.

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